SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 13D/A*
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                             Kerr-McGee Corporation
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                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
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                         (Title of Class of Securities)

                                    492386107
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                                 (CUSIP Number)

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 4, 2005
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                          (Date of Event which Requires
                            Filing of This Statement)



      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.      492386107              SCHEDULE 13D/A       PAGE 2 OF 6 PAGES
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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                JANA PARTNERS LLC
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [X]

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            AF
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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                         7      SOLE VOTING POWER

                                4,378,000 (including options to purchase up to
                                1,576,900 Shares) (see Item 5)
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    -0-
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     4,378,000 (including options to purchase up to
                                1,576,900 Shares) (see Item 5)
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                -0-
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            4,378,000 (including options to purchase up to 1,576,900 Shares) (see Item 5)
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    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                             [X]
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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.7% (see Item 5)
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    14      TYPE OF REPORTING PERSON*

            IA
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP NO.      492386107              SCHEDULE 13D/A       PAGE 3 OF 6 PAGES
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The Schedule 13D filed on March 3, 2005 by Jana Partners LLC, a Delaware limited liability company (the "Reporting Person"), relating to the common stock, $1.00 par value (the "Shares"), of Kerr-McGee Corporation (the "Issuer"), as amended by Amendment No. 1 dated March 10, 2005, and as amended and restated by Amendment No. 2 dated March 24, 2005, is hereby amended as set forth below by this Amendment No. 3 to the Schedule 13D.

ITEM 4.           PURPOSE OF TRANSACTION.

         Item 4 of the Schedule 13D is hereby amended by the addition of the following:

         On April 4, 2005, the Reporting Person and the Icahn Group sent a letter to the Issuer objecting to the Issuer's attempt to deny its stockholders the ability to vote for the Board nominees of the Icahn Group. A copy of the letter is attached hereto as Exhibit E.

CARL C. ICAHN, BARRY S. ROSENSTEIN AND CERTAIN RELATED PARTIES FILED A PRELIMINARY PROXY STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 24, 2005 RELATING TO THEIR SOLICITATION OF PROXIES FROM THE STOCKHOLDERS OF KERR-MCGEE CORPORATION WITH RESPECT TO THE 2005 ANNUAL MEETING OF KERR-MCGEE'S STOCKHOLDERS. THE PRELIMINARY PROXY STATEMENT CONTAINS DETAILED INFORMATION REGARDING THE NAMES, AFFILIATIONS AND INTERESTS OF PERSONS WHO MAY BE DEEMED PARTICIPANTS IN THE SOLICITATION OF PROXIES OF KERR-MCGEE'S STOCKHOLDERS. THESE PARTIES INTEND TO FILE A DEFINITIVE PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS WITH THE SECURITIES AND EXCHANGE COMMISSION. SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. THE PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS MAY BE OBTAINED WITHOUT CHARGE FROM THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV, AND THE DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE MAILED TO STOCKHOLDERS OF KERR-MCGEE CORPORATION.


ITEM 5.           INTEREST IN SECURITIES OF THE COMPANY.

         Paragraph (a) of Item 5 of the Schedule 13 is hereby amended by the addition of the following:

         (a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Person is based upon 163,442,818 Shares outstanding, which is the total number of Shares outstanding as of March 11, 2005 as reported in the Issuer's preliminary proxy statement filed on March 18, 2005.

         As of the close of business on April 1, 2005, the Reporting Person may be deemed to beneficially own 4,378,000 Shares (including options to purchase up to 1,576,900 Shares), constituting approximately 2.7% of the Shares outstanding. Upon information and belief, the Icahn Group, as of the close of business on April 1, 2005, may be deemed to beneficially own 8,184,100 Shares. Accordingly, the 12,562,100 Shares that may be deemed to be beneficially owned in the aggregate by the Reporting Person and the Icahn Group as a "group," as of the close of business on April 1, 2005, constitutes approximately 7.7% of the Shares outstanding. The Reporting Person expressly disclaims beneficial ownership of securities held by the Icahn Group or any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under the Reporting Person's management and control.



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CUSIP NO.      492386107              SCHEDULE 13D/A       PAGE 4 OF 6 PAGES
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ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

1. Exhibit A - Letter to the Issuer dated March 3, 2005 (previously filed).

2. Exhibit B - [reserved]

3. Exhibit C - Letter to the Issuer dated March 10, 2005 (previously filed).

4. Exhibit D - Amended Complaint dated March 14, 2005 (previously filed).

5. Exhibit E - Letter to the Issuer dated April 4, 2005.



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CUSIP NO.      492386107             SCHEDULE 13D/A         PAGE 5 OF 6 PAGES
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                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 4, 2005


                                           JANA PARTNERS LLC


                                           By: /s/ Barry S. Rosenstein
                                               ---------------------------
                                               Name: Barry S. Rosenstein
                                               Title:   Managing Director


                                           By: /s/ Gary Claar
                                               ---------------------------
                                               Name: Gary Claar
                                               Title:  Managing Director




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CUSIP NO.      492386107             SCHEDULE 13D/A         PAGE 6 OF 6 PAGES
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                                  EXHIBIT INDEX

1. Exhibit A - Letter to the Issuer dated March 3, 2005 (previously filed).

2. Exhibit B - [reserved].

3. Exhibit C - Letter to the Issuer dated March 10, 2005 (previously filed).

4. Exhibit D - Amended Complaint dated March 14, 2005 (previously filed).

5. Exhibit E - Letter to the Issuer dated April 4, 2005.